Exhibit 99.2

Hello everyone!

My name is Grace Harlow, and I’m an appraiser on the art acquisitions team here at Masterworks.

I am happy to share with you our most recent offering – a colorful work by Keith Haring, one of the most iconic and commercial American artists of the late twentieth century.

This untitled work was created in 1982 and depicts two of Haring’s iconic motifs: a radiating pyramid and a UFO, executed in his signature style with dynamic day-glo color.

The motifs present in our offering share similarities with Haring’s more expensive works and help make him one of the leaders in global sales volume. In 2021, for example, Keith Haring ranked 55th among all artists in transaction volume with sales of almost $45 million.

Our acquisitions team is actively sourcing works by Keith Haring and have been offered almost 110 examples from across the globe. Of these works, we have carefully curated seven to be offered on our platform.

We are currently transitioning to a new proprietary format for how we rate individual artworks and artist markets based upon “Similar Sale Price Appreciation,” “Artist Market Liquidity,” and “Artist Market Risk.”

For this particular work:

●	We rate “similar sale price appreciation” as “medium,” which represents how similar works’ prices have appreciated historically, relative to other offerings.

●	We rate “artist market liquidity” for this offering as “very high,” given that Keith Haring’s sales at auction in 2021 were in the top 6% of the over 500 artists that we track.

●	We rate “artist market risk” as “high,” since the rate at which Keith Haring’s paintings are purchased and then resold for a lower price is approximately 12%.

Examples by Haring executed with day-glo or enamel paints have achieved strong prices, on average, at auction: a larger untitled work from 1984 sold at Phillips, London in June 2017 for the equivalent of $3 million.

Another larger painting, which also features a large pyramid and UFOs in a more complex scene, recently sold in June of 2021 at Christie’s for $5.9 million and is currently Haring’s top auction record.

Overall, Masterworks’ “track record” across all of our investment vehicles is 15.8%, net of fees, on an annualized basis through December 31st, 2021.

We are fortunate to be able to offer this work. Investing involves risk and past price performance is not indicative of future results. Before investing, please be sure to carefully review the Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd.